Exhibit 99.1

FOR IMMEDIATE RELEASE

RADCOM Reports Third Quarter 2020 Results

●	Third quarter revenues of $9.8 million
●	Cash, cash equivalents, and short-term bank deposits of $65 million and no debt
●	Reiterating 2020 revenue guidance range of $35-$38 million

TEL AVIV, Israel – November 10, 2020 − RADCOM Ltd. (Nasdaq: RDCM) today reported its financial results for the third quarter ended September 30, 2020.

“We are pleased with our revenue growth and bottom line improvement in the third quarter and year-to-date. Our financial results were driven by a strong customer base and controlled expenses, while we continued to invest in research and development,” commented Eyal Harari, RADCOM’s CEO. “During the quarter, we enhanced our technological capabilities in 5G and strengthened our position as the leading 5G assurance provider.”

“We won a 5G assurance contract with Rakuten Mobile, which is one of the industry’s first standalone 5G assurance contracts. This is an additional multi-year agreement with Rakuten Mobile to assure their 5G network with our 5G assurance and analytics solution, RADCOM ACE, launched in August. Rakuten Mobile has selected our solution for its non-standalone 5G service launched in September, and its standalone 5G service launch, expected to occur in 2021. This selection represents a key milestone along our 5G journey and is an important acknowledgment of the value that our solutions provide operators in assuring the customer experience in dynamic, cloud-native networks.”

“We consider this 5G contract as a good sign that the 5G market is evolving, supporting our view that some operators are moving beyond the initial step of selecting their network providers to choose assurance vendors. We believe this gradual market shift will spur additional opportunities for us, which we are well-positioned to capitalize on with our innovative solution, RADCOM ACE. We believe that our strong cash position and multi-year contracts will enable us to navigate through the market uncertainty caused by COVID-19 while continuing to ensure the health and safety of our employees, vendors, and customers. Based on our solid visibility and focused execution, we expect 2020 to be a growth year and reiterate our full-year 2020 revenue guidance of $35 million to $38 million.”

Third Quarter 2020 Financial Highlights:

●	Total revenues for the third quarter were $9.8 million, compared to $9.4 million in the third quarter of 2019.
●	GAAP net loss for the third quarter decreased to $0.4 million, or $0.03 per diluted share, compared to a GAAP net loss of $1.7 million, or $0.12 per diluted share for the third quarter of 2019.
●	Non-GAAP net income for the period was $0.2 million, or $0.02 per diluted share, compared to a non-GAAP net loss of $1.0 million, or a loss of $0.07 per diluted share for the third quarter of 2019.
●	As of September 30, 2020, the Company had cash and cash equivalents and short-term bank deposits of $65 million and no debt.

Earnings Conference Call

RADCOM’s management will hold an interactive conference call today at 8:00 AM Eastern Standard Time (3:00 PM Israel Standard Time) to discuss the results and answer participants’ questions. To join the call, please call one of the following numbers approximately five minutes before the call is scheduled to begin:

From the US (toll-free): +1-866-652-8972

From other locations: +972-3-918-0610

For those unable to listen to the call at the time, a replay will be available on RADCOM’s website later the same day.

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For all investor inquiries, please contact:

Investor Relations:

Miri Segal

MS-IR LLC

917-607-8654

msegal@ms-ir.com

Company Contact:
Amir Hai

CFO

+972-77-774-5011

amir.hai@radcom.com

About RADCOM

RADCOM (Nasdaq: RDCM) is the leading expert in 5G-ready cloud-native, network intelligence solutions for telecom operators transitioning to 5G. RADCOM Network Intelligence consists of RADCOM Network Visibility, RADCOM Service Assurance, and RADCOM Network Insights. The RADCOM Network Intelligence suite offers intelligent, container-based, on-demand solutions to deliver network analysis from the RAN to the core for 5G assurance. Utilizing automated and dynamic solutions with smart minimal data collection and on-demand troubleshooting and cutting edge techniques based on machine learning, these solutions work in harmony to provide operators an understanding of the entire customer experience and allow them to troubleshoot network performance from a high to granular level while reducing storage costs and cloud resource utilization. For more information on how to RADCOMize your network today, please visit www.radcom.com, the content of which does not form a part of this press release.

Non-GAAP Information

Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the reader’s overall understanding of the Company’s financial performance. By excluding non-cash stock-based compensation that has been expensed in accordance with ASC Topic 718, the Company’s non-GAAP results provide information to both management and investors that is useful in assessing the Company’s core operating performance and in evaluating and comparing the Company’s results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods. The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “believe,” “may,” “might,” “predict,” “potential,” “anticipate,” “plan” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses its continued investment in technology and R&D, the expected transition to and roll out and evolution of 5G networks and other market trends, the Company’s market position, cash position, potential growth, the potential in the RADCOM ACE product generally and with Rakuten in particular, the Company’s expectations regarding the impact of COVID-19, and its revenue guidance, it is using forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM Ltd.
 Consolidated Statements of Operations

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Revenues	$9,829	$9,389	$27,316	$23,981
Cost of revenues	2,390	3,283	7,642	7,274
Gross profit	7,439	6,106	19,674	16,707

Research and development, gross	4,884	4,699	14,384	13,921
Less - royalty-bearing participation	478	597	1,050	1,413
Research and development, net	4,406	4,102	13,334	12,508

Sales and marketing	2,474	2,758	7,208	7,821

General and administrative	1,008	1,064	2,937	2,711
Total operating expenses	7,888	7,924	23,479	23,040

Operating loss	(449)	(1,818)	(3,805)	(6,333)
Financial income, net	120	217	440	698
Loss before taxes on income	(329)	(1,601)	(3,365)	(5,635)
Taxes on income	(113)	(59)	(166)	(105)

Net loss	$(442)	$(1,660)	$(3,531)	$(5,740)

Basic and diluted net loss per ordinary share	$(0.03)	$(0.12)	$(0.25)	$(0.42)

Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	13,946,524	13,797,115	13,917,565	13,769,987

RADCOM LTD.

Reconciliation of GAAP to Non-GAAP Financial Information

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
GAAP gross profit	$7,439	$6,106	$19,674	$16,707
Stock-based compensation	29	61	71	156
Non-GAAP gross profit	$7,468	$6,167	$19,745	$16,863

GAAP research and development, net	$4,406	$4,102	$13,334	$12,508
Stock-based compensation	284	211	702	568
Non-GAAP research and development, net	$4,122	$3,891	$12,632	$11,940

GAAP sales and marketing	$2,474	$2,758	$7,208	$7,821
Stock-based compensation	165	148	352	478
Non-GAAP sales and marketing	$2,309	$2,610	$6,856	$7,343

GAAP general and administrative	$1,008	$1,064	$2,937	$2,711
Stock-based compensation	210	252	497	435
Non-GAAP general and administrative	$798	$812	$2,440	$2,276

GAAP total operating expenses	$7,888	$7,924	$23,479	$23,040
Stock-based compensation	659	611	1,551	1,481
Non-GAAP total operating expenses	$7,229	$7,313	$21,928	$21,559

GAAP operating loss	$(449)	$(1,818)	$(3.805)	$(6,333)
Stock-based compensation	688	672	1,622	1,637
Non-GAAP operating income (loss)	$239	$(1,146)	$(2.183)	$(4,696)

GAAP loss before taxes on income	$(329)	$(1,601)	$(3.365)	$(5,635)
Stock-based compensation	688	672	1,622	1,637
Non-GAAP income (loss) before taxes on income	$359	$(929)	$(1.743)	$(3,998)

GAAP net loss	$(442)	$(1,660)	$(3.531)	$(5,740)
Stock-based compensation	688	672	1,622	1,637
Non-GAAP net income (loss)	$246	$(988)	$(1.909)	$(4,103)

GAAP net loss per diluted share	$(0.03)	$(0.12)	$(0.25)	$(0.42)
Stock-based compensation	0.05	0.05	0.12	0.12
Non-GAAP net income (loss) per diluted share	$0.02	$(0.07)	$(0.14)	$(0.30)

Weighted average number of shares used to compute diluted net income (loss) per share	14,221,676	13,797,115	13,917,565	13,769,987

RADCOM Ltd.
Consolidated Balance Sheets
(thousands of U.S. dollars)

	As of	As of
	September 30, 2020	December 31, 2019
	(unaudited)	(audited)
Current Assets
Cash and cash equivalents	$8,060	$6,201
Short-term bank deposits	56,793	63,080
Trade receivables, net	13,954	11,039
Inventories	359	1,356
Other accounts receivable and prepaid expenses	1,145	1,536
Total Current Assets	80,311	83,212

Non-Current Assets
Severance pay fund	3,454	3,365
Other long-term receivables	1,445	2,314
Property and equipment, net	1,405	1,669
Operating lease right-of-use assets	4,855	5,842
Total Non-Current Assets	11,159	13,190

Total Assets	$91,470	$96,402

Liabilities and Shareholders’ Equity

Current Liabilities
Trade payables	$1,651	$2,452
Deferred revenues and advances from customers	697	828
Employee and payroll accruals	4,119	4,132
Operating lease liabilities	1,172	1,263
Other liabilities and accrued expenses	3,309	4,050
Total Current Liabilities	10,948	12,725

Non-Current Liabilities
Deferred revenues	63	100
Accrued severance pay	4,116	3,904
Operating lease liabilities	4,030	4,967
Other liabilities and accrued expenses	366	836
Total Non-Current Liabilities	8,575	9,807

Total Liabilities	$19,523	$22,532

Shareholders’ Equity
Share capital	$656	$648
Additional paid-in capital	139,584	137,969
Accumulated other comprehensive loss	(2,650)	(2,634)
Accumulated deficit	(65,643)	(62,113)

Total Shareholders’ Equity	71,947	73,870
Total Liabilities and Shareholders’ Equity	$91,470	$96,402